UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2008
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Consolidated Financial Results for the year ended March 31, 2008, (U.S. GAAP Financial Information)
Operating Results
Group Structure
Management Policies
Consolidated Financial Statements
Support Documentation

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: April 30, 2008

Makita Corporation
Consolidated Financial Results
for the year ended March 31, 2008,
(U.S. GAAP Financial Information)

(English translation of “KESSAN TANSHIN”
originally issued in Japanese language)

CONSOLIDATED FINANCIAL RESULTS
FOR THE YEAR ENDED MARCH 31, 2008
April 30, 2008
Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States.)
1. Results of the year ended March 31, 2008 (From April 1, 2007 to March 31, 2008)
(1) CONSOLIDATED OPERATING RESULTS

	Yen (million)
	For the year ended			For the year ended
	March 31, 2007			March 31, 2008
			%			%
Net sales	279,933		22.2	342,577		22.4
Operating income	48,176		5.2	67,031		39.1
Income before income taxes	49,323		0.4	65,771		33.3
Net income	36,971		(8.5)	46,043		24.5
	Yen
Net income per share:
Basic		257.27			320.30
Diluted		257.27			320.30
Ratio of net income to shareholders’ equity		13.0%			14.9%
Ratio of income before income taxes to total assets		14.2%			17.4%
Ratio of operating income to net sales		17.2%			19.6%

Notes:	1.	Amounts of less than one million yen have been rounded.
	2.	The table above shows the changes in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the previous year.
	3.	Equity in net earnings of affiliated companies (including non-consolidated subsidiaries): NIL
(2) CONSOLIDATED FINANCIAL POSITION

	Yen (million)
	As of	As of
	March 31, 2007	March 31, 2008
Total assets	368,494	386,467
Shareholders’ equity	302,675	316,498
Shareholders’ equity ratio to total assets (%)	82.1%	81.9%
	Yen
Shareholders’ equity per share	2,106.28	2,201.36

(3) CONSOLIDATED CASH FLOWS

	Yen (million)
	For the year ended	For the year ended
	March 31, 2007	March 31, 2008
Net cash provided by operating activities	32,360	29,275
Net cash used in investing activities	(27,276)	(4,508)
Net cash used in financing activities	(8,307)	(13,815)
Cash and cash equivalents, end of year	37,128	46,306

1
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. Cash dividend

	Yen
			For the year
	For the year	For the year	ending March
	ended March 31,	ended March 31,	31, 2009
	2007	2008	(Forecast)
Cash dividend per share:
Interim	19.00	30.00	30.00
Year-end	55.00	67.00	(Note)
Total	74.00	97.00	(Note)
	Yen (million)
Total cash dividend	10,634	13,946	—
Dividend payout ratio (%)	28.8%	30.3%	—
Dividend ratio for shareholders’ equity (%)	3.7%	4.5%	—

Note: Regarding our forecast for dividends, refer to page 6.
3. Consolidated financial forecast for the year ending March 31, 2009 (From April 1, 2008 to March 31, 2009)

	Yen (million)
	For the six months ending			For the year ending
	September 30, 2008			March 31, 2009
			%			%
Net sales	169,500		(0.0)	343,000		0.1
Operating income	31,600		(6.8)	64,000		(4.5)
Income before income taxes	30,700		(10.9)	63,000		(4.2)
Net income	20,500		(13.1)	42,000		(8.8)
	Yen
Net income per share		142.59			292.13

4. Other
(1)	Changes in important subsidiaries for the year (Changes in specific subsidiaries accompanied by changes in scope of consolidation): None (Ref.) Changes in scope of consolidation and equity method

Consolidation:	Increase	3	Decrease	0
Equity Method:	Increase	2	Decrease	1
(2)	Changes in principle, procedure and representation of the accounting policies concerning consolidated financial statements preparation (Changes indicated to “CHANGE OF SIGNIFICANT ACCOUNTING POLICIES”): None

(3)	Number of shares outstanding (common stock)

1. Number of shares issued (including treasury stock):	As of March 31, 2008:	144,008,760
	As of March 31, 2007:	144,008,760
2. Number of treasury stock:	As of March 31, 2008:	235,135
	As of March 31, 2007:	307,481
3. Average number of shares outstanding:	As of March 31, 2008:	143,749,824
	As of March 31, 2007:	143,706,789

Note: Regarding number of shares used as the basis for calculation of net income per share, please see page 18 “Information per share.”

     Explanation regarding proper use of business forecasts, and other significant matters
     The financial forecasts given above are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of this and other factors, actual results may vary from the forecasts provided above.
     Regarding the assumptions for the financial forecasts and other matters, refer to page 4.

2
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

1. OPERATING RESULTS
1. Operating results
(1) Outline of operations and business results for the year ended March 31, 2008
     When we review the economic conditions that prevailed abroad for the year ended March 31, 2008, we see that in Europe, the high growth was achieved in the Eastern Europe and Russian economies while signs of a slowdown in Western Europe began to become evident with consumer spending remaining weak during the second half of the term.
     In the US, a decline in residential property investments and turmoil in financial markets in the wake of the sub-prime loan problem rapidly increased apprehensions of a slowdown.
     Regarding Asia, business conditions for the most part remained sound in Asian countries, particularly in China where robust growth continues.
     In Japan, the number of new housing starts decreased under the influence of a tightening of the procedures for applying for building permission under the revised Building Standard Law.
     Moreover, steep rise in the price of crude oil, raw materials and sharp appreciation of yen to US dollar have suppressed corporate earnings. And these negative factors have been acting as a brake on the recovery trend in the economy.
     Under these conditions, Makita focused its product development efforts on meeting marketplace needs, creating and expanding further its line up of lithium-ion battery products that have been highly rated by both domestic and overseas markets ever since initial launch in February 2005.
     Makita increased production at the China plant and expanded the Romania plant in order to enhance its ability to supply products to the markets to meet the strong demand. In Central and South America, Makita started building its second factory in Brazil.
     Moreover, Makita has been devoting efforts to increasing management efficiency and cooperating with group companies to take full advantage of the technical expertise of Makita Numazu Corporation(former Fuji Robin Industries Ltd.),which was incorporated as a subsidiary in May 2007 to strengthen the area of gardening tools including engine-powered tools.
     Consolidated sales grew by 22.4% over the previous year to 342,577 million yen, marking its fourth consecutive year of record sales and its seventh consecutive year of sales growth.
     Consolidated operating income increased by 39.1% to 67,031 million yen (19.6% of operating income to net sales), thanks to an improved sales cost ratio caused by an increase in its Chinese production and by an increase in sales due to the weaker yen against euro.
     Despite realized losses on securities and exchange losses reported as other income or expenses, a new record was set for net profit during the current term. Income before income taxes were higher by 33.3% at 65,771 million yen (ratio of income before income taxes to net sales; 19.2%), and net income for the year ended March 31, 2008 rose by 24.5% amounted to 46,043 million yen (ratio of net income to net sales; 13.4%).
     Overseas sales by region were as follows;
     In Japan, although it is in the severe situation where the number of new housing starts has fallen under the influence of the revision of the Building Standard Law, the sales grew by 11.4% from the previous year to 52,193 million yen with contribution of solid sales of lithium-ion battery products, such as Cordless Impact Driver, and the inclusion of sales from the acquired Makita Numazu Corporation.
     Sales in Europe surged by 29.3% to 160,360 million yen, fuelled by solid sales in the UK, Germany and other Western countries, and by a continued expansion of demand in Eastern Europe and Russia.
     In North America, despite falls in the housing investments in the wake of the sub-prime loan problem, sales rose to 56,422 million yen, up 9.6% over the previous year due mainly to solid sales of lithium-ion battery products.
     Sales in Asia rose by 16.2% to 22,629 million yen with contribution of solid sales in Singapore and Indonesia.
     With regard to other regions, construction investment was strong due to continued economic growth with a backdrop of an increase in the price of mineral resources and crude oil.
     Accordingly, the sales in the Middle East and Africa rose by 43.0% to 18,687 million yen, the sales in Central and South America were up by 32.0% to 16,764 million yen and the sales in Oceania were higher by 25.7% at 15,522 million yen.
     Overall, overseas sales accounted for 84.8% of total sales.

3
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(2) Outlook for the year ending March 31, 2009
     There is still an uncertain outlook for the business environment in which Makita operates, due not just to concerns about the impact that the down-turn in the US economy may influence the global economy due to the sub-prime loan problem, but also to fluctuation in exchange rates and the price of oil and raw materials.
     In the light of this outlook, Makita aims to improve performance not only by continuing efforts to increase its market share of the power tool market for professionals but also by expanding its share of the air tools and gardening equipment markets. To achieve this, Makita is improving its global sales, service framework and developing high-value-added products.
     In the North American market, Makita entered into a sales agreement in March 2008 with Home Depot U.S.A., Inc. which is the largest home improvement chain in the US.
Makita’s goal is to continue to distribute its products through the home improvement channel which has a significant influence on the sales trend of electric power tools in the North American market and to consistently increase sales and raise awareness of Makita’s brand name.
Accordingly, Makita’s goals will be met by solidifying a business partnership with Home Depot in the North American market through which new and innovative Makita products will be distributed in the home improvement channel.
Makita will continue to strengthen its relationship with important specialty stores such as independent construction supply and hardware stores which provide Makita products and enhanced after-sales service.
     Predicting the following market trends for the next year,
•	The yen will appreciate from the previous year.

•	New product competition with rivals will intensify.

•	Domestic housing investments will continue to be weak and demand will slacken.

•	The Western European market, which has been performing strongly, will show signs of slowing.

•	The US economy entered into a phase of decline.

•	Demand will continue to grow in emerging markets such as Eastern Europe, Russia, Central and South America, the Middle East and Africa.

•	Construction investment in Asia will, on the whole, continue to grow steadily.
     Given this outlook, Makita intends to further improve its business performance as follows;
•	Increase the globalization of our production by expanding our Chinese, Romanian and Brazilian factories.

•	Continue to develop high value-added products and various new products that meet users’ needs.

•	Aim to promote sales and enhance our brand by strengthening our relationship with Home Depot in the North American market.

•	Further expand our global sales and after-sales support network.
          On the basis of above measures, Makita forecasts the following performance for the year ending March 31, 2009.
Consolidated Financial Forecast for the Year Ending March 31, 2009

	Yen (million)
	For the six months ending	For the year ending
	September 30, 2008	March 31, 2009
Net sales	169,500	343,000
Operating income	31,600	64,000
Income before income taxes	30,700	63,000
Net income	20,500	42,000

Assumption:
The above forecast is based on the assumption of exchange rates of 100 yen to US$1 and 158 yen to 1 Euro.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation where such objectives will be achieved.

4
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. Financial position
(1) Analysis on assets, liabilities and total assets
     Total assets at the end of year increased by 17,973 million yen compared to the previous year to 386,467 million yen. This was due to increases in trade receivables and inventories that accompanying an increase in sales.
     Liabilities rose by 5,340 million yen compared to the previous year to 59,656 million yen, reflecting increases in trade notes and accounts payable.
     Shareholders’ equity increased by 13,823 million yen compared to the previous year to 316,498 million yen, mainly due to an increase in retained earnings.
(2) Analysis on cash flows and financial ratios
     Total cash and cash equivalents (cash) at the end of year amounted to 46,306 million yen, reflecting an increase of 9,178 million yen from the end of the previous year.
          (Net Cash Provided by Operating Activities)
     As mentioned in “Outline of operations and business results for the year ended March 31, 2008” section above, strong performance resulted in net cash from operating activities amounting to 29,275 million yen.
          (Net Cash Used in Investing Activities)
     Net cash used in investing activities amounted to 4,508 million yen. This reflected mainly capital expenditures for the construction of facilities at Head office, machinery and equipment and metal molds for new products, and tender offer for shares of Fuji Robin Industries Ltd.
          (Net Cash Used in Financing Activities)
     Net cash used in financing activities amounted to 13,815 million yen, reflecting the payment of cash dividends and repayment of short-term borrowings.
Financial ratios

	As of (year ended) March 31,
	2004	2005	2006	2007	2008
Operating income to net sales ratio	8.0%	16.1%	20.0%	17.2%	19.6%
Equity ratio	69.5%	75.8%	81.8%	82.1%	81.9%
Equity ratio based on a current market price	69.3%	97.1%	160.0%	170.4%	116.4%
Debt redemption (years)	0.7	0.5	0.1	0.1	0.1
Interest coverage ratio (times)	47.8	28.4	54.7	102.4	108.8

Definitions:
     Operating income to net sales ratio: operating income/net sales
     Equity ratio: shareholders’ equity/total assets
     Equity ratio based on a current market price: total current market value of outstanding shares/total assets
     Debt redemption: interest-bearing debt/net cash inflow from operating activities
     Interest coverage ratio: net cash inflow from operating activities/interest expense

Notes:	1.	All figures are calculated based on a consolidated basis.
	2.	The total current market value of outstanding shares is calculated by multiplying the closing market price at the period end by the number of outstanding shares (after deducting the number of treasury stock.)
	3.	Interest-bearing debt includes all consolidated balance-sheet debt on which interest payments are made.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

3. Basic policy regarding profit distribution and cash dividend for the fiscal 2008 and 2009
     Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments. With respect to repurchases of its outstanding shares, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Also Makita continues to consider execution of own share repurchases in light of trends in stock prices.
     Makita intends to maintain a financial position strong enough to withstand the challenges associated with changes in its operating environment and other changes and allocate funds for strategic investments aimed at expanding its global operations.
Our forecast for dividends is as follows;

	For the year ended	For the year ending
	March 31, 2008	March 31, 2009
	(Result and Forecast)	(Forecast)
Cash dividend per share:
Interim	30.00 yen	30.00 yen
Year-end	67.00 yen	(Note 1)
Total	97.00 yen	(Note 1)

Notes:	1.	The Board of Directors plans to meet in April 2009 for a report on earnings for the year ending March 31, 2009. At such time, in accordance with the basic policy regarding profit distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2009. However, if certain special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments.
	2.	The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income per share (after adjustments for special circumstances) and 100 is multiplied.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. GROUP STRUCTURE
     Makita Corporation (the “Company”) and its consolidated subsidiaries (collectively “Makita”) mainly manufacture and sell portable electric power tools. Makita is comprised of the Company, 48 consolidated subsidiaries and an equity method affiliate.
     Group Structure of Makita is outlined as follows;

Outside Customers
Overseas sales subsidiaries: 34
Makita U.S.A. Inc.
Makita (U.K.) Ltd.
Makita France SAS
Makita Benelux B.V. (The Netherlands)
S.A. Makita N.V. (Belgium)
Makita S.p.A. (Italy)
Makita Werkzeug GmbH (Germany)
Makita Werkzeug Gesellschaft m.b.H. (Austria)
Makita Sp. z o.o. (Poland)
Makita, S.A. (Spain)
Makita Oy (Finland)
Makita (Australia) Pty. Ltd.
Makita Gulf FZE (U.A.E.)
Other overseas sales subsidiaries: 21
Domestic
Makita Corporation
Sales and manufacturing subsidiaries
Makita Numazu Corporation
(Manufacture and sales of garden equipment)
Other subsidiaries: 3
Equity method affiliates: 1
Overseas sales and manufacturing subsidiaries: 4
Makita Canada Inc.
Dolmar GmbH (Germany)
(Manufacture and sales of garden equipment)
Makita (China) Co., Ltd.
Makita do Brasil Ferramentas Eletricas Ltda.
Overseas manufacturing subsidiaries: 4
Makita Corporation of America
Makita Manufacturing Europe Ltd. (U.K.)
Makita (Kunshan) Co., Ltd. (China)
Makita EU S.R.L. (Romania)
Other overseas subsidiaries: 2
Makita International Europe Ltd. (U.K.)
(Coordination of our overall operations in Europe)
Other subsidiaries: 1
Supply finished goods
Supply parts

7
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

3. MANAGEMENT POLICIES
1. Basic Policies
     Makita has set itself the goal of consolidating a strong position in the global power tool industry as a global supplier of a comprehensive range of power tools that assist people in creating homes and living environments. In order to achieve this, Makita has established strategic business approaches and quality policies such as “A management approach in symbiosis with society” “Managing to take good care of our customers,” “Proactive, sound management” and “Emphasis on trustworthy and reliable corporate culture as well as management to draw out the capabilities of each employee.” Makita aims to generate solid profitability so that Makita can promote its sustained corporate development and meet the needs of its shareholders, customers, and employees as well as regional societies where Makita operates.
2. Target Management Indicators
     Makita believes that attaining sustained growth and maintaining high profitability are the ways to increase corporate value. Makita’s specific numerical target is to maintain a stable ratio of operating income to net sales on a consolidated basis of 10% or more.
3. Medium-to-Long-Term Management Strategy
     Makita aims to build a strong brand equity that is unrivaled in the industry and to become what it refers to as a “Strong Company,” In other words, to become a company that can obtain and maintain worldwide market leadership as a global total supplier of tools such as power tools for professional use, gardening tools, and air tools. This is to be accomplished through the ability to develop new products that satisfy professional users, a global production structure that achieves both high quality and cost competitiveness, as well as a sales and after-sales service structure that leads the industry both in the domestic and overseas markets.
     In order to carry out this management strategy, Makita is focusing its management resources on the professional-use tool category, while maintaining its strong financial position that can withstand any unpredictable changes in the operational environment including those related to foreign exchange risk and country risk.
4. Preparing for the Future
     Makita will devote its energy to further improvement in performance by aggressively tackling issues such as the ongoing early release of new products ahead of competitors, the establishment of a production system that can accommodate the diverse needs of the market, enhancement in brand power by boosting sales via home improvement channel in North America, and intensification of the areas of gardening equipment including engine-powered tools and air tools.

8
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

4. CONSOLIDATED FINANCIAL STATEMENTS
1. CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of March	As of March	Increase
	31, 2007	31, 2008	(Decrease)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	37,128	46,306	9,178
Time deposits	6,866	2,393	(4,473)
Marketable securities	58,217	49,443	(8,774)
Trade receivables-
Notes	3,125	2,950	(175)
Accounts	54,189	60,234	6,045
Less- Allowance for doubtful receivables	(869)	(1,018)	(149)
Inventories	92,800	112,187	19,387
Deferred income taxes	5,080	6,478	1,398
Prepaid expenses and other current assets	9,963	11,382	1,419

Total current assets	266,499	290,355	23,856

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	16,732	18,370	1,638
Buildings and improvements	57,242	64,268	7,026
Machinery and equipment	74,087	75,651	1,564
Construction in progress	5,576	2,765	(2,811)

	153,637	161,054	7,417
Less- Accumulated depreciation	(90,257)	(91,996)	(1,739)

	63,380	69,058	5,678

INVESTMENTS AND OTHER ASSETS:
Investment securities	27,279	18,034	(9,245)
Deferred income taxes	1,367	1,826	459
Other assets	9,969	7,194	(2,775)

	38,615	27,054	(11,561)

	368,494	386,467	17,973

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

	Yen (millions)
	As of March	As of March	Increase
	31, 2007	31, 2008	(Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	1,892	1,724	(168)
Trade notes and accounts payable	16,025	23,372	7,347
Accrued payroll	8,571	8,096	(475)
Accrued expenses and other	17,353	18,888	1,535
Income taxes payable	10,447	7,518	(2,929)
Deferred income taxes	28	58	30

Total current liabilities	54,316	59,656	5,340

LONG-TERM LIABILITIES:
Long-term indebtedness	53	908	855
Accrued retirement and termination allowances	3,227	3,716	489
Deferred income taxes	4,976	1,215	(3,761)
Other liabilities	1,112	1,958	846

	9,368	7,797	(1,571)

MINORITY INTERESTS	2,135	2,516	381

SHAREHOLDERS’ EQUITY:
Common stock	23,805	23,805	—
Additional paid-in capital	45,437	45,753	316
Legal reserve and retained earnings	221,034	254,860	33,826
Accumulated other comprehensive income (loss)	12,697	(7,657)	(20,354)
Treasury stock, at cost	(298)	(263)	35

	302,675	316,498	13,823

	368,494	386,467	17,973

Note: Accumulated other comprehensive income (loss) as of March 31, 2007 and 2008 was as follows;

	Yen (millions)
	As of March	As of March
	31, 2007	31, 2008
Foreign currency translation adjustments	2,764	(7,510)
Net unrealized holding gains on available-for-sale securities	10,280	3,885
Pension liability adjustment	(347)	(4,032)

Total accumulated other comprehensive income (loss)	12,697	(7,657)

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the year ended		For the year ended		Increase
	March 31, 2007		March 31, 2008		(Decrease)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
NET SALES	279,933	100.0	342,577	100.0	62,644	22.4
Cost of sales	163,909	58.6	199,220	58.2	35,311	21.5

GROSS PROFIT	116,024	41.4	143,357	41.8	27,333	23.6
Selling, general, administrative and other expenses	67,848	24.2	76,326	22.2	8,478	12.5

OPERATING INCOME	48,176	17.2	67,031	19.6	18,855	39.1

OTHER INCOME (EXPENSES) :
Interest and dividend income	1,364	0.5	2,092	0.6	728	53.4
Interest expense	(316)	(0.1)	(269)	(0.1)	47	—
Exchange losses on foreign currency transactions, net	(418)	(0.2)	(1,233)	(0.4)	(815)	—
Realized gains (losses) on securities, net	918	0.3	(1,384)	(0.4)	(2,302)	—
Other, net	(401)	(0.1)	(466)	(0.1)	(65)	—

Total	1,147	0.4	(1,260)	(0.4)	(2,407)	—

INCOME BEFORE INCOME TAXES	49,323	17.6	65,771	19.2	16,448	33.3

PROVISION FOR INCOME TAXES:
Current	16,486	5.9	19,148	5.6	2,662	16.1
Deferred	(4,134)	(1.5)	580	0.2	4,714	—

Total	12,352	4.4	19,728	5.8	7,376	59.7

NET INCOME	36,971	13.2	46,043	13.4	9,072	24.5

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

3. CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Yen (millions)
	For the year ended	For the year ended
	March 31, 2007	March 31, 2008
COMMON STOCK:
Beginning balance	23,805	23,805

Ending balance	23,805	23,805

ADDITIONAL PAID-IN CAPITAL:
Beginning balance	45,437	45,437
Disposal of treasury stock	—	316

Ending balance	45,437	45,753

LEGAL RESERVE AND RETAINED EARNINGS:
Beginning balance	192,255	221,034
Cash dividends	(8,192)	(12,217)
Net income	36,971	46,043

Ending balance	221,034	254,860

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Beginning balance	5,345	12,697
Other comprehensive income (loss) for the year	7,515	(20,354)
Adjustment to initially apply SFAS No.158, net of tax	(163)	—

Ending balance	12,697	(7,657)

TREASURY STOCK, at cost:
Beginning balance	(258)	(298)
Purchases	(40)	(51)
Disposal	—	86
Ending balance	(298)	(263)

TOTAL SHAREHOLDERS’ EQUITY	302,675	316,498

DISCLOSURE OF COMPREHENSIVE INCOME:
Net income for the year	36,971	46,043
Other comprehensive income for the year	7,515	(20,354)

Total comprehensive income for the year	44,486	25,689

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

4. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen (millions)
	For the year ended	For the year ended
	March 31, 2007	March 31, 2008
Net cash provided by operating activities	32,360	29,275
Net cash used in investing activities	(27,276)	(4,508)
Net cash used in financing activities	(8,307)	(13,815)
Effect of exchange rate changes on cash and cash equivalents	1,297	(1,774)

Net change in cash and cash equivalents	(1,926)	9,178
Cash and cash equivalents, beginning of year	39,054	37,128

Cash and cash equivalents, end of year	37,128	46,306

5. SIGNIFICANT ACCOUNTING POLICIES
(1) Scope of consolidation and equity method
Number of consolidated subsidiaries: 48
Major subsidiaries are as follows;
Makita U.S.A. Inc., Makita Corporation of America, Makita (U.K.) Ltd.,
Makita Manufacturing Europe Ltd. (U.K.), Makita Werkzeug GmbH (Germany),
Dolmar GmbH (Germany), Makita S.p.A. (Italy), Makita Oy (Finland), Makita (China) Co., Ltd.,
Makita (Kunshan) Co., Ltd. (China)
Number of equity method affiliates: 1
(2) Significant Accounting Policies (Summary)
Consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.
1.	Marketable and Investment Securities
Makita accounts for marketable and investment securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” which requires all investments in debt and marketable equity securities to be classified as either trading, available-for-sale securities or held-to-maturity securities.
2.	Allowance for Doubtful Receivables
Allowance for doubtful receivables represents the Makita’s best estimate of the amount of probable credit losses in its existing receivables. The allowance is determined based on, but is not limited to, historical collection experience adjusted for the effects of the current economic environment, assessment of inherent risks, aging and financial performance.
3.	Inventories
Inventory costs include raw materials, labor and manufacturing overheads. Inventories are valued at the lower of cost or market price, with cost determined principally based on the average cost method.
4.	Property, Plant and Equipment and Depreciation
For the Company, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the consolidated subsidiaries have adopted the straight-line method for computing depreciation.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

5.	Goodwill and Other Intangible Assets
Makita follows the provisions of SFAS No. 141 and SFAS No. 142. SFAS No. 141, “Business Combinations” requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No. 142, “Goodwill and Other Intangible Assets” eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No. 142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”
6.	Income Taxes
Makita accounts for income taxes in accordance with the provision of SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach for financial accounting and reporting for income taxes. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Makita also adopts FIN 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”, which does not have a significant impact on its consolidated financial results.
7.	Pension Plans
Makita accounts for pension plans in accordance with the provisions of SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”
8.	Impairment of Long-Lived Assets
Makita accounts for impairment of long-lived assets with finite useful lives in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.”
9.	Derivative Financial Instruments
Makita conforms to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended.
10.	Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
11.	Revenue Recognition
Makita recognizes revenue at the time of delivery or shipment when all of the following conditions are met; (1) The sales price is fixed and determinable, (2) Collectability is reasonably assured, (3) The title and risk of loss pass to the customer, and (4) Payment terms are established consistent with Makita’s normal payment terms.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

6. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Operating segment information

For the year ended March 31, 2007
	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	61,776	124,924	51,432	9,698	32,103	279,933	—	279,933
(2) Inter-segment	64,040	5,709	5,297	67,021	149	142,216	(142,216)	—

Total	125,816	130,633	56,729	76,719	32,252	422,149	(142,216)	279,933

Operating expenses	108,403	112,577	54,217	66,815	28,786	370,798	(139,041)	231,757
Operating income	17,413	18,056	2,512	9,904	3,466	51,351	(3,175)	48,176

For the year ended March 31, 2008
	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	72,466	160,218	56,234	11,271	42,388	342,577	—	342,577
(2) Inter-segment	69,540	5,606	5,212	101,211	172	181,741	(181,741)	—

Total	142,006	165,824	61,446	112,482	42,560	524,318	(181,741)	342,577

Operating expenses	120,020	138,850	59,727	98,468	36,964	454,029	(178,483)	275,546
Operating income	21,986	26,974	1,719	14,014	5,596	70,289	(3,258)	67,031

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Marketable securities and investment securities
1. Available-for-sale securities

As of March 31, 2007
	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount

Marketable securities:
Equity securities	1,481	1,914	—	3,395	3,395
Debt securities	6,438	10	1	6,447	6,447
Investments in trusts	45,115	2,025	64	47,076	47,076

	53,034	3,949	65	56,918	56,918

Investment securities:
Equity securities	11,113	13,856	12	24,957	24,957
Investments in trusts	720	264	12	972	972

	11,833	14,120	24	25,929	25,929

As of March 31, 2008
	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount

Marketable securities:
Equity securities	1,473	941	2	2,412	2,412
Debt securities	3,411	83	—	3,494	3,494
Investments in trusts	42,563	991	616	42,938	42,938

	47,447	2,015	618	48,844	48,844

Investment securities:
Equity securities	10,234	5,977	107	16,104	16,104
Investments in trusts	184	—	2	182	182

	10,418	5,977	109	16,286	16,286

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. Held-to-maturity securities
As of March 31, 2007

	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount

Marketable securities:
Debt securities	1,299	—	1	1,298	1,299

Investment securities:
Debt securities	1,350	—	107	1,243	1,350

As of March 31, 2008

	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount

Marketable securities:
Debt securities	599	—	—	599	599

Investment securities:
Debt securities	1,748	—	71	1,677	1,748

Net sales by product categories

	Yen (millions)
	For the year ended		For the year ended		Increase
	March 31, 2007		March 31, 2008		(Decrease)
	(Amount)	(%)	(Amount)	(%)	(%)
Finished goods	239,017	85.4	296,279	86.5	24.0
Parts, repairs and accessories	40,916	14.6	46,298	13.5	13.2

Total net sales	279,933	100.0	342,577	100.0	22.4

Overseas sales by product categories

	Yen (millions)
	For the year ended		For the year ended		Increase
	March 31, 2007		March 31, 2008		(Decrease)
	(Amount)	(%)	(Amount)	(%)	(%)
Finished goods	204,670	87.8	257,334	88.6	25.7
Parts, repairs and accessories	28,403	12.2	33,050	11.4	16.4

Total overseas sales	233,073	100.0	290,384	100.0	24.6

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Information per share

	Yen
	As of	As of
	March 31, 2007	March 31, 2008
Shareholders’ equity per share	2,106.28	2,201.36

	Yen
	For the year ended	For the year ended
	March 31, 2007	March 31, 2008
Net income per share:
Basic	257.27	320.30
Diluted	257.27	320.30

Note:	Net income per share is calculated on the basis of the average number of shares outstanding during the year. Average number of shares outstanding is as follows:
For the year ended March 31, 2008: 143,749,824
For the year ended March 31, 2007: 143,706,789
Moreover, there are no shares having a potentially dilute effect for the presented year.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

5. SUPPORT DOCUMENTATION (CONSOLIDATED)
1. Consolidated financial results and forecast

	Yen (millions)
	For the year ended		For the year ended		For the year ended
	March 31, 2006		March 31, 2007		March 31, 2008
	(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Net sales	229,075	17.6	279,933	22.2	342,577	22.4
Domestic	41,600	5.6	46,860	12.6	52,193	11.4
Overseas	187,475	20.7	233,073	24.3	290,384	24.6
Operating income	45,778	45.8	48,176	5.2	67,031	39.1
Income before income taxes	49,143	50.7	49,323	0.4	65,771	33.3
Net income	40,411	82.6	36,971	(8.5)	46,043	24.5
Net income per share (Yen)	281.15		257.27		320.30
Cash dividend per share (Yen)	57.00		74.00		97.00
Dividend payout ratio (%) (Note 2)	20.3		28.8		30.3
Employees	8,629		9,062		10,436

			Yen (millions)
			For the six months
			ending September		For the year ending
			30, 2008		March 31, 2009
			(Forecast)		(Forecast)
			(Amount)	(%)	(Amount)	(%)
Net sales			169,500	(0.0)	343,000	0.1
Domestic			24,700	(3.7)	50,000	(4.2)
Overseas			144,800	0.6	293,000	0.9
Operating income			31,600	(6.8)	64,000	(4.5)
Income before income taxes			30,700	(10.9)	63,000	(4.2)
Net income			20,500	(13.1)	42,000	(8.8)
Net income per share (Yen)			142.59		292.13
Cash dividend per share (Yen)			30.00		(Note 3)

Notes:	1.	The table above shows the changes in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the previous year.
2.	In computing the dividend for the year ended March 31, 2008, there occurred no special circumstances.
Special circumstances that influenced the calculation of the dividend for the year ended March 31, 2006 were 13.4 billion yen. Meanwhile, special circumstances for the year ended March 31, 2007 were 1.7 billion yen.
Excluding these special circumstances, Net income, Net income per share and Dividend payout ratio for the year ended March 31, 2006 and 2007 are as follows;

	For the year ended	For the year ended
	March 31, 2006	March 31, 2007

Net income	27.0 billion yen	35.3 billion yen
Net income per share	187.73 yen	245.41 yen
Dividend payout ratio	30.4%	30.2%

3.	Regarding our forecast for dividends, refer to page 6.

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2. Consolidated net sales by geographic area

	Yen (millions)
	For the year ended		For the year ended		For the year ended
	March 31, 2006		March 31, 2007		March 31, 2008
	(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Japan	41,600	5.6	46,860	12.6	52,193	11.4
Europe	90,504	20.3	124,020	37.0	160,360	29.3
North America	47,673	23.9	51,472	8.0	56,422	9.6
Asia	16,993	4.0	19,469	14.6	22,629	16.2
Other regions	32,305	27.9	38,112	18.0	50,973	33.7
The Middle East and Africa	10,921	28.7	13,064	19.6	18,687	43.0
Central and South America	10,530	58.9	12,704	20.6	16,764	32.0
Oceania	10,854	6.9	12,344	13.7	15,522	25.7
Total	229,075	17.6	279,933	22.2	342,577	22.4

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on the customer’s location for the years presented. Accordingly, it differs from operating segment information in 15-page.
3. Exchange rates

	Yen
	For the year ended	For the year ended	For the year ended	For the year ending
	March 31, 2006	March 31, 2007	March 31, 2008	March 31, 2009
	(Results)	(Results)	(Results)	(Forecast)
Yen/U.S. Dollar	113.32	116.97	114.44	100
Yen/Euro	137.83	150.02	161.59	158

4. Sales growth in local currency basis (major countries)

For the year ended
March 31, 2008
(Results)
(%)
U.S.A.	7.6
U.K.	20.1
China	20.4
Germany	21.4
France	9.9
Australia	12.4
Russia	41.3
Brazil	30.0
Makita Gulf (UAE)*	43.6

*Including export sales for the Middle East and Africa.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language

5. Production ratio (unit basis)

	For the year ended	For the year ended	For the year ended
	March 31, 2006	March 31, 2007	March 31, 2008
	(Results)	(Results)	(Results)
Domestic	29.4%	27.4%	22.5
Overseas	70.6%	72.6%	77.5

6. Consolidated capital expenditures, depreciation and amortization, and R&D cost

	Yen (millions)
	For the year ended	For the year ended	For the year ended	For the year ending
	March 31, 2006	March 31, 2007	March 31, 2008	March 31, 2009
	(Results)	(Results)	(Results)	(Forecast)
Capital expenditures	11,383	12,980	15,036	25,000
Depreciation and amortization	5,922	8,773	8,871	10,700
R&D cost	4,826	5,460	5,922	6,500

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English Translation of “KESSAN TANSHIN” originally issued in Japanese language